UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
________________

FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER
000-09989
CUSIP NUMBER
8676EP108

(Check One):

☒ Form 10-K         ☐ Form 20-F         ☐ Form 11-K         ☐ Form 10-Q        ☐  Form N-SAR

For Period Ended: December 31, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________
PART I -- REGISTRANT INFORMATION

SunOpta Inc.
Full Name of Registrant

Former Name if Applicable

2838 Bovaird Drive West
Address of Principal Executive Office (Street and Number)

Brampton, Ontario, L7A 0H2, Canada
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐

(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

SunOpta Inc. (the "Company") has been delayed in filing its annual report on Form 10-K for the fiscal year ended December 31, 2007 (the "Annual Report"). As previously disclosed in the Company’s Current Report on Form 8-K filed on January 24, 2008 and Form 8-K/A filed on February 5, 2008 due to certain errors in the costing of inventory and analysis of the net realizable value and the reconciliation of third party inventories in the Company’s berry operations, management determined that the previously issued interim financial statements for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007 should no longer be relied upon and a restatement is required. In addition, the Company’s Audit Committee has initiated an investigation into the processes within the Company’s berry operations and has retained independent legal counsel and accountants to assist in this matter. As a result, the Company is delaying the filing of its Annual Report until it has completed the audit, the restatement of previous quarters and the Audit Committee has completed its investigation. This delay could not be eliminated without unreasonable effort or expense. The Company intends to conclude this process as quickly as possible and will file the Annual Report as soon as practicable.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Dietrich	905	455-1990
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒        No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒        No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2007, the Company expects a decrease in net earnings and earnings per share from the net earnings and earnings per share for the year ended December 31, 2006. The earnings decrease in 2007 compared to 2006 is primarily due to (a) management's determination that the inventory within the Company's berry operations was overstated and will require a write-down estimated in the range of $9 to $11 million, and (b) a provision of approximately $3 million pre-tax, related to difficulties in collecting for services and equipment provided to a customer under the terms of an existing equipment supply contract within the Company’s Bioprocess Group. Due to the delay in the close of the Company's 2007 financial statements, the Company at this time cannot provide a reasonable estimate and comparison of the results of its operations for the fiscal year ended December 31, 2007 as compared to the corresponding period for the last fiscal year.

SunOpta Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 18, 2008	By:	/s/ John Dietrich
John Dietrich
Vice President and Chief Financial Officer